Exhibit 23.2
Consent of Independent Auditors
We consent to the use of our report dated October 19, 2021, with respect to the consolidated statement of revenues and certain expenses of RH Joint Ventures, LLC and subsidiaries, for the year ended December 31, 2020, and the related notes (the Statement) incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
The report on the Statement refers to the fact that it was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenue and expenses.

/s/ KPMG LLP

Chicago, Illinois
November 23, 2021